EXHIBIT 21.1

List of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation or Organization
Vertro, Inc. ValidClick, Inc. Think Relevant Media, LLC Southern Muse Media, LLC Netseer, Inc. Kowabunga Marketing, Inc. Bonfire Publishing Group, LLC Alot, Inc. Daily Reads, LLC Emerald Brands, LLC	Delaware Missouri Arkansas Florida Nevada Michigan Florida Delaware Florida Arkansas